SEC File number
001-37751
CUSIP NUMBER
029227 105
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________________________

PART 1 - REGISTRANT INFORMATION

American Renal Associates Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

500 Cummings Center
Address of Principal Executive Office (Street and Number)

Beverly, Massachusetts 01915
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Renal Associates Holdings, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) by the prescribed March 18, 2019 due date without unreasonable effort and expense due to the circumstances described below.

As previously disclosed, in October 2018, the Staff of the Securities and Exchange Commission (“SEC”) requested that the Company voluntarily provide documents and information relating to certain revenue recognition, collections and related matters. Following receipt of the SEC request, the Company responded by producing documents and information to the Staff and expects to continue to cooperate with the SEC by providing additional documents and information to the Staff in the future. In addition, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company began an examination of the Company’s revenue recognition methodology and related accounting matters, such as internal control over financial reporting related to revenue recognition and related matters, with the assistance of legal counsel that reports to the Audit Committee, as well as independent accounting advisors retained by the Audit Committee’s counsel.
The Audit Committee’s review is continuing. With the assistance of its advisors, the Audit Committee is examining reserve computations and other accounting practices that could have an impact on accounts receivable and revenue for the fiscal year ended December 31, 2018, as well as the previously reported fiscal years ended December 31, 2014, 2015, 2016 and 2017, the fiscal quarters within those fiscal years and the first three fiscal quarters of 2018. The Audit Committee is continuing to evaluate whether and how any such adjustments will affect individual quarters and years during the affected period, and the Company does not expect to comment further on the Audit Committee’s review until it is completed.
Due to the ongoing Audit Committee review, the Company has been unable to complete its preparation and review of the Form 10-K in time to file within the prescribed time period without unreasonable effort or expense. The Audit Committee and the Board are working diligently to complete their review so that the Company can file its Form 10-K and make any related disclosures as promptly as practicable.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael R. Costa	978	922-3080
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☐ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations for the fiscal year ended December 31, 2018 for the reasons set forth in Part III above describing why the Form 10-K could not be filed on time.

Forward-Looking Statements

Statements in this Form 12b-25 that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Audit Committee’s review and related matters, are based upon currently available information, operating plans and projections about future events and trends. Terminology such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “forecast,” “intend,” “may,” “objective,” “outlook,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target” or “will” or variations of such words or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such terms. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include: that the Audit Committee’s review of the matters described above is ongoing, including with respect to the amounts at issue and the periods to which they relate; that the Audit Committee’s review of the matters described above may take longer to complete than currently anticipated; that the Company may take longer to file its Form 10-K than anticipated; that the Form 10-K may include revisions to, or restatements of, the Company’s financial statements for prior periods; and that the Company may report one or more material weaknesses in the Company’s internal control over financial reporting and may conclude that its disclosure controls and procedures required by the Securities Exchange Act of 1934 were not effective.

As discussed above, the Form 10-K may include information about previously reported periods that varies, possibly materially, from the information provided in the past with respect to those periods, and the Form 10-K may include information that varies, possibly materially, from expectations for the fourth quarter and year ended December 31, 2018. For additional information and other factors that could cause the Company’s actual results to materially differ from those set forth herein, please see the Company’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

American Renal Associates Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 8, 2019	By: /s/ Michael R. Costa
Title: Vice President, General Counsel and Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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